Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

May 19, 2006

TSAKOS ENERGY NAVIGATION REPORTS RECORD PROFITS

FOR FIRST QUARTER 2006

Company secures accretive time charters for four recently acquired

MR Product Tankers

FIRST QUARTER HIGHLIGHTS

•	Net Income of $41.77 million up 4.8% from first quarter 2005

•	Earnings per share (basic) $2.19 or 10.6% above first quarter 2005

•	Fleet utilization of 99.2% vs. 96.0% in the first quarter of 2005

•	Delivery of two Ice-Class Suezmaxes (M/T Alaska and M/T Archangel)

•	Purchase of two fleets with combined tonnage of over one million dwt

•	Semi-annual dividend of $1.10 per share declared, paid April 27, 2006

Athens, Greece- May 19, 2006- Tsakos Energy Navigation Limited (TEN)

(NYSE: TNP) reported results (unaudited) for the first Quarter of 2006.

Revenues, net of voyage expenses and commissions, were $75.61 million in the first quarter of 2006 as compared with $66.75 million in the year earlier quarter. TEN deployed 27.1 vessels in the 2006 quarter versus 26.8 ships in the 2005 period. The average time charter equivalent (TCE) was $33,128 as against $30,608 in the first quarter 2005. Fleet utilization was very high at 99.2% as compared with 96.0% in the first quarter of 2005. Vessel operating expenses per ship per day increased to $6,931 for the first quarter of 2006 compared with $6,653 in the 2005 first quarter. This resulted principally from the impact of higher crew expenses, rising insurance premiums, much higher lubricant prices, and general inflationary pressures.

Depreciation and dry-docking amortization costs were $12.10 million versus $10.29 million in the first quarter of 2005. The principal drivers were modest fleet expansion, significantly higher dry-docking costs arising from the upgrading of a trio of product carriers (Bregen, Hesnes and Victory III) and the shortening of the amortization schedule. Management fees expanded in-line with fleet expansion, while general and administrative expenses were virtually unchanged. Interest and finance costs, net of interest income, were $0.84 million as against $0.90 million, despite higher interest expense reflecting greater debt to finance the newer vessels and higher interest rates. These factors were more than offset by increases in interest income and the benefits of interest swaps. There were no vessels sales in the first quarter of 2006; whereas, TEN realized a capital gain $5.20 million from the sale of the Panos G in the first quarter of 2005. Income before depreciation charges was $52.45 million in the 2006 quarter as compared with $48.41 million in the 2005 period. Net Income was a record $41.77 million as compared with the previous record of $39.85 million in the first quarter of 2005. Basic earnings per share which also reflected the benefit of share repurchases, rose 10.6% from $1.98 to $2.19.

“Net Income in the first quarter of 2006 exceeded the outstanding results realized in the first quarter of 2005 which benefited from a gain on the sale of the Panos G,” observed Mr. D. Stavropoulos, Tsakos Energy Navigation’s Chairman of the Board. “The principal challenges were a less buoyant charter market, continuous cost pressures, and sharply higher interest rates. Management met each with success. The balanced employment strategy of a diversified fleet combined with high fleet productivity from term employment and thoughtful expense containment produced sound operating results. Higher interest rates and growing debt needs were addressed with increased interest income and significant comfort from interest rate swaps.”

Mr. Stavropoulos further stated, “The strong financial position of TEN combined with its long history of solid performance has been rewarded by its creditors with somewhat smaller interest margins. These many but related factors complemented by growth have built shareholder value through secular earnings advances whereby TEN has funded increased dividends and periodic repurchases of shares.”

FLEET STRATEGY

Since 1997, TEN has aggressively expanded and modernized its fleet. The emphasis has been new vessels with two VLCCs being the only exceptions. In the meantime, older ships have been sold or retired. At year end 2005 the 25 vessels in operation had an average age of 6.3 years as compared to the world average of 11.6 years.

The process was dramatically accelerated in the first quarter of 2006 when TEN acquired two fleets adding 13 vessels comprised of 8 in operation and 5 new building contracts for delivery in 2006 and 2007. The purchases included 11 ice-class ships. The resulting fleet includes 35 vessels in operation and 16 new building contracts. The make-up of the 51 vessels fleet is very evenly balanced between crude oil transporters (24) and product carriers (26) complemented by one LNG tanker.

Mr. Nikolas P. Tsakos, President and CEO of TEN added, “The composition of our new buildings initiative combined with the purchase of two fleets has satisfied important aspects of our strategy. The diversification of vessel types gives us the ability to service the breadth of transportation requirements of our customers. Leadership in ice-class capabilities particularly with vessels carrying petroleum products increased the Company’s exposure in the ever increasing oil products markets. Expansion in scale helps to combat the pressures of rising costs of operation and overhead burdens.”

He continued, “Our focus is now on the deployment of our new vessels consistent with our strategy of balanced employment. We are encouraged by the interest shown by first-class charterers in arranging longer-term employment with minimum rates and profit sharing features which secure basic cash flow requirements and provide upside profitability. After the timely delivery of our recent vessel acquisitions and in line with the above stated policy, we are currently in the process of employing the majority of these vessels to first class charterers for long-term accretive charters with profit sharing provisions”

The following table presents the 16 newbuilding vessels on order:

VESSEL	HULL No.	DWT	Expected Delivery	Ice Class/Design
1. M/T Antares	S-0345	36,660	May 2006	1A Ice Class
2. M/T Proteas	S-1650	116,000	May 2006	1A Ice Class
3. M/T Promitheas	S-1651	116,000	August 2006	1A Ice Class
4. M/T Propontis	S-1652	116,000	October 2006	1A Ice Class
5. M/T Arion	S-0346	36,660	October 2006	1A Ice Class
6. M/T Andromeda	S-0347	36,660	March 2007	1A Ice Class
7. M/T Aegeas	S-0348	36,660	May 2007	1A Ice Class
8. M/T Artic	S-1708	162,400	February 2007	1A Ice Class
9. M/T Antartic	S-1709	162,400	April 2007	1A Ice Class
10.M/T Byzantion	S-0406	37,000	May 2007	1B Ice Class
11.M/T Bosporos	S-0407	37,000	September 2007	1B Ice Class
12.M/T TBN	S-1328	105,000	March 2007	DNA design
13.M/T TBN	S-1334	105,000	June 2007	DNA design
14.M/T TBN	S-1342	105,000	November 2008	DNA design
15.M/T TBN	S-1344	105,000	November 2008	DNA design
16.M/T TBN (LNG)	S-1754	150,000 m3	January 2007	Membrane

Assuming no interim retirements of vessels the following outlines the composition of TEN’s fleet after delivery of the orders cited above:

TYPE	DOUBLE HULL	DOUBLE-SINGLE HULL	SINGLE HULL	TOTAL
VLCC	3			3
Suezmax	10			10
Aframax	13		1	14
Panamax	7			7
Handymax	6			6
Handysize	8	2		10
LNG	1			1

Total:	48	2	1	51

TANKER INDUSTRY

High prices for oil are believed to have moderated demand. Nevertheless, the basic increase in need and consumption appears intact. Worldwide oil demand grew 4.0% in 2004, the fastest pace in decades. Last year it decelerated to 1.3% and forecasts suggest growth of 1.6% this year. The principal sources of demand growth have been the U.S.A. and China joined recently by India, the Middle East, most of the Pacific Rim, and parts of Latin America. With the exception of India and Brazil, the larger consumer markets are distant from the sources of oil and without exception are dependent on imports to satisfy their needs for petroleum and its products.

Through much of 2004 the tanker industry operated at virtual capacity despite an expansion of some 5.4%. The addition of 7.9% in capacity last year provided some relief from the extremely tight supply/demand condition. The forecast for 2006 is a further expansion of 7.0%. These are formidable additions to capacity against a somewhat slower growth in oil demand. However, what these gross figures do not address are the growing distances between the producers of oil and consumers of its products. They also do not address the specific needs of available refinery capacity as regards qualities of available oil. Nor do they reflect the increase in shipments of refined products arising from the locations of refineries and final consumers. These are powerful forces whose trends are irreversible in the short term.

Near term, significant new tanker deliveries and modest retirements of existing ships will add to transport capacity. However, longer term the prospects for the supply/demand balance are favorable.

Assuming advanced economies avoid recession and the developing countries continue to enjoy strong export demand and rising domestic consumption, oil demand in major import markets will continue to grow. Significant scrappage dictated by regulatory requirements and limited shipyard capacity should result in satisfactory supply/demand relationships.

We believe 2006 should experience acceptable fleet utilization and charter rates. However, owners and operators will face many hurdles including higher capital requirements to fund much higher new building and second hand prices of vessels. This is compounded by significantly steeper interest rates and insurance premiums. At the same time personnel expenses, lubricant prices, maintenance needs, and the reappearance of a weaker dollar add further pressure. Fees associated with corporate governance continue to push up overheads. As a result we expect the tanker industry to record a fourth consecutive year of general prosperity, but somewhat muted compared with 2004/2005.

OUTLOOK FOR TEN

TEN’s momentum since 2003 was sustained in the first quarter of 2006, although charter rates were under pressure in the closing weeks. TEN’s balanced employment strategy should provide a buffer against this softness. TEN is on track with 75% of employable days for the last three quarters of 2006 having been booked or under contract for the fleet now in operation. Recent arrangements have added two VLCCs, two suezmaxes, and four product carriers under long term charters.

Today the Company also announced long-term fixtures for four of the six recently acquired 1A ice-class MR product carriers. The vessels will enter three year time-charters with two internationally prominent end-users. The charters minimum rates are well above TEN’s breakeven and provide for 50% of the upside when market rates exceed the minimum. The gross revenue to be generated by the floor rate alone for these vessels is expected to exceed $85 million over the three year charter period. The remaining two of the six MR product carriers currently operate in the spot market.

“Apart from the accretive floor rates we have again achieved provisions for our vessels to benefit from future market peaks,” stated Mr. Nikolas P. Tsakos. “This type of employment is consistent with our strategy of employing our vessels in various flexible charter combinations and highlights our commitments to strategic long-term relationships.”

Overall, intermediate term prospects for income from fleet operations are promising. Ongoing fleet renewal and portfolio positioning could also add gains from sales.

The Board of Directors has expressed its confidence in management by authorizing significant expansion initiatives, the declaration of generous cash dividends, and the repurchase of 1,125,290 or 5.58% of shares during 2005 and the first quarter of 2006.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 51 vessels of 5.3 million dwt. Today, TEN operates a fleet of 35 vessels. Additionally, its newbuilding program has 16 vessels including three LR Aframax product carriers, four Aframax crude transporters, two Suezmaxes, six Handysize product carriers, and one LNG representing 1.4 million dwt.

The strategy of a balanced diverse fleet is reflected in 24 crude transporters ranging from VLCCs to Aframaxes and 26 product carriers ranging from Handysize to Aframaxes; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Investor Relations

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

tom@cjpcom.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended March 31
	2006			2005
STATEMENT OF INCOME DATA
Voyage revenues		$95,870		$76,874

Commissions		3,555		3,151
Voyage expenses		16,701		6,978
Charter hire expense		6,058		6,035
Vessel operating expenses		14,457		13,726
Depreciation		10,677		8,560
Amortization of deferred drydocking costs		1,425		1,730
Management fees		1,409		1,395
General & Administrative expenses		475		499
Foreign currency (gains)/losses		(7)		29
Amortization of deferred gain on sale of vessels		(792)		(792)
Gain on sale of vessels, net		—		(5,203)

Total expenses		53,958		36,108

Operating income		41,912		40,766
Interest and finance costs, net		(3,612)		(1,586)
Interest income		2,775		687
Other income/(expense)		698		(16)

Net income		$41,773		$39,851

Earnings per share, basic		$2.19		$1.98
Earnings per share, diluted		$2.19		$1.97
Weighted average number of shares outstanding
Basic		19,102,245		20,174,624
Diluted		19,110,939		20,194,589

BALANCE SHEET DATA	March 31 2006		December 31 2005	March 31 2005
Cash and cash equivalents		76,571	145,769	144,508

Current assets, including cash		126,086	191,734	177,015
Investments		17,770	21,881	14,859
Advances for vessels		234,656	150,428	131,449
Vessels at cost		1,080,670	882,210	829,744
Accumulated Depreciation		(181,524)	(170,848)	(177,435)
Vessels’ Net Book Value		899,146	711,362	652,309
Deferred charges		12,699	13,769	14,833

Total assets		$1,290,357	$1,089,174	$990,465

Current portion of long-term debt		58,575	51,496	40,333

Current liabilities, including current portion of long-term debt		124,076	91,518	99,144
Long-term debt, net of current portion		532,209	382,023	338,726
Deferred income, net of current portion		7,655	8,447	11,451
Total stockholders’ equity		626,417	607,186	541,144

Total liabilities and stockholders’ equity		$1,290,357	$1,089,174	$990,465

	Three months ended March 31
OTHER FINANCIAL DATA	2006			2005
Net cash from operating activities		$45,367		$46,900
Net cash used in investing activities		$(266,586)		$(33,441)
Net cash from financing activities		$152,021		$14,127

FLEET DATA
Vessel overhead costs per ship per day		$773		$786
Average number of vessels during period		27.1		26.8
Number of vessels at end of period		28.0		26.0
Average age of fleet at end of period	Years	6.5		7.2
Dwt at end of period (in thousands)		3,549.6		2,762.7

Time charter employment—fixed rate	Days	694		1,057
Time charter employment—variable rate	Days	416		444
Period employment (pool and coa) at market rates	Days	711		505
Spot voyage employment at market rates	Days	596		307

Total operating days		2,417		2,313
Total available days		2,437		2,410

TCE per ship per day		$33,128		$30,608

Operating expenses per ship per day		$6,931		$6,653

  TCE represents voyage revenue less voyage expenses. Commission is not deducted.

  Average operating costs per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.